Exhibit 99.1

Guardian Group Selects Sapiens to Revolutionize Customer Acquisition Solution and Improve Agents’ Experience

Sapiens modern, intuitive solution for electronic application and illustrations empowers Guardian with an exceptional agent experience

Raleigh, NC – April 11, 2022 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Guardian Group, a $1 billion carrier serving 21 countries across the English and Dutch Caribbean, is integrating Sapiens’ customer acquisition solution for their life and health operations.

Sapiens IllustrationPro and Sapiens ApplicationPro will be deployed in Guardian’s Share Services organization, providing a cohesive user experience across Guardian’s three carriers, including Guardian Life of the Caribbean Ltd. (Trinidad), Fatum (Curacao) and Guardian Life Ltd. (Jamaica). The platform features flexible branding and omni-channel integrations to cater to the agent experience to provide a next generation quoting and illustration system to improve how Guardian can present their offering in a clear and concise manner to improve their closure rate. Also, the integration of IllustrationPro and ApplicationPro to Guardian’s UnderwritingPro will provide a straight-through processing and auto decision environment to decrease their time to issue.

“Strategic partnerships based on trust are critically important to Guardian, and Sapiens has proven to be able to deliver an invaluable solution to address our customer acquisition and agent needs,” said Alan Sadler, Guardian Group COO. “Sapiens’ solution empowers us with simple, intuitive and modern user engagement with flexible branding and integrations, to improve our agents’ experience and increase their sales.”

“Sapiens’ innovative solution for digital acquisition will bring us significant benefits, including swift time to market and self-sufficiency to provide a next generation customer acquisition experience to our agents. The SaaS and cloud-native deployment will enhance our previously deployed accelerated underwriting from Sapiens to keep our digital momentum,” said Naresh Mongroo, Guardian Group Chief Data Officer.

“Sapiens is delighted to align with Guardian’s mission and to offer our extensive customer acquisition expertise and technology,” said Jamie Yoder, Sapiens North America President & General Manager. “By providing the functionality to integrate and augment all of their data and illustrations into a complete insurance hub, Sapiens empowers Guardian with keen customer insights and critical decision-making capabilities across the entire life insurance value chain.”

www.sapiens.com

Sapiens IllustrationPro for Life & Annuities is a cloud-based point-of-sale illustration and quoting solution, offering a fully-responsive, modern, intuitive user experience for the life and annuities and health markets.

Sapiens ApplicationPro is a robust electronic application software that helps carriers address critical business drivers, such as decreasing time-to-issue and reducing policy acquisition costs, all in an extremely intuitive and easy-to-use package.

About Guardian Group

Guardian Group, a $1 billion carrier serving the markets of 21 countries across the English and Dutch Caribbean, including Trinidad & Tobago, Barbados, Jamaica, Curacao, Aruba, St. Maarten and Bonaire.

Guardian Group, whose history dates back nearly 170 years, offers coverage lines including life, health, property, and casualty in addition to products and services in areas such as asset management and bancassurance. Guardian Holdings Limited (GHL) is the parent company for an integrated financial services group known as Guardian Group. For more information visit https://trinidad.myguardiangroup.com/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Kimberly Rogers
Managing Director, Hayden IR
+1 541-904-5075
kim@HaydenIR.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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